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                              August 8, 2023

       Zhen Fan
       Chief Executive Officer
       Haoxi Health Technology Ltd
       Room 801, Tower C, Floor 8
       Building 103
       Huizhongli, Chaoyang District
       Beijing, China

                                                        Re: Haoxi Health
Technology Ltd
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted July 28,
2023
                                                            CIK No. 0001954594

       Dear Zhen Fan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted July 28, 2023

       Cover Page

   1. We note your response to comment 1 and reissue. You disclose in your registration statement that none of
your subsidiaries have made, and you do not anticipate any, cash dividends to be paid in
the foreseeable future. However, you also disclose on pages 5 and
                                                        29 that you "rely to a
significant extent on dividends and other distributions on equity paid by our Haoxi Beijing"
to fund the Company. Please clarify your disclosure to explain the inconsistency of how
you have not received, and have no plans to receive, any dividends from your subsidiaries,
while you also rely on these dividends to fund your enterprise.
 Zhen Fan
Haoxi Health Technology Ltd
August 8, 2023
Page 2
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
For Six Months Ended December 31, 2021 and 2022
Revenue, page 68

2. We note your revised disclosures in response to comment 2 that added the change in the number of customers. It is not clear how this contributes to the increase in the average revenue per advertiser for the interim and annual periods. Please explain. Also, disclose as appropriate the extent the increase in the average revenue per advertiser for these periods relative to the corresponding prior year periods is attributable to the impact of changes in price or volume/amount of services sold, introduction of new services or other factors. If a factor is the mix of clients for which prices vary due to the nature of clients served and/or services provided, disclose this and its extent, and describe how prices vary by the nature of clients served and services provided. Further, clarify how your stated
      relationship with Ocean Engine and ByteDance impacted your average revenue per advertiser.
3. We note your response to comment 3. However, it is not clear why you have a decrease in the number of customers from 242 at June 30, 2022 to 183 at December 31, 2023 when you disclose on pages 10, 43 and 67 more people have opted to use various online services since the beginning of the COVID-19 pandemic. Please clarify this in your disclosure and disclose the reason for the decrease between these points in time. Additionally, explain to us why the number of customers at June 30, 2022 is not comparable to the number of customers at December 31, 2022 as stated in your response. You also state in your response the decline in average revenue per customer during the six months ended
      December 31, 2022 compared to that for each of the preceding annual periods is mainly due to lower average customer expenditure during the second half 2022, as the economy slowed down during the pandemic. It appears you should disclose this, and in doing so clarify the time period represented by "during the pandemic" as it appears all of your reported periods have been impacted by COVID-19.
       You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.



                                                             Sincerely,
FirstName LastNameZhen Fan
                                                             Division of
Corporation Finance
Comapany NameHaoxi Health Technology Ltd
                                                             Office of Trade &
Services
August 8, 2023 Page 2
cc:       Ying Li
FirstName LastName